August 21, 2006

William M. Schutte

Max A. Webb Assistant Director Securities and Exchange Commission Washington, D.C. 20549
Re:	AT&S Holdings, Inc. Post-Effective Amendment No. 3 on Form SB-2File No. 333-124440

Dear Mr. Webb:

On August 21, 2006, AT&S Holdings, Inc. filed a Post-Effective Amendment No. 3 to the above-referenced Registration Statement on Form SB-2. The amendment addresses the comments contained in the staff’s letter to the company dated August 10, 2006. Summaries of the changes made in the amendment and other responses to your comments are listed below. Please note each response is numbered to correspond with the number of your comment.

Risk Factors

1.	The phrase “and elsewhere in this Prospectus” has been removed from the first sentence.

2.	A risk factor discussing the limits on the company’s operations and expansion due to the company’s S corporation status has been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

3.	A discussion of anticipated impact on operations related to Satellite Specialized Transportation has been added.

Liquidity and Capital Resources

4.
The requested disclosure of the amounts used to pay down principal on long term senior and subordinated debt was revised and updated for the six-month period ending June 30, 2006. Disclosure of the time period in the penultimate sentence was also revised and updated.

S Corporation Status and Pro Forma Condensed Consolidated Statements of Earnings

5.	The earnings per share amounts have been corrected.

Our Markets and Competition

6.	The previous amendment had deleted sentences from the incorrect paragraph. The requested sentences have now been deleted.

Financial Statements

7.	The opinion paragraph of the Auditors’ Report has been revised as requested.

8.
In consideration of Item 310(g) of Regulation S-B, the Prospectus contained within the amended Registration Statement now contains the company’s second quarter interim financial statements, in lieu of those for the first quarter.

Exhibits

9.	A currently dated accountants’ consent has been included in the amendment. The company undertakes to keep on file the manually signed consent for five years.

Form 10-KSB (Fiscal Year Ended December 31, 2005)
And
Form 10-QSB (Quarter Ended March 31, 2006)

10.
On August 14, 2006 the company filed with the Commission an amended Annual Report on Form 10-KSB for the year ended December 31, 2005 and an amended Quarterly Report for the quarter ended March 31, 2006. These amended reports contain the requested revisions.

A marked copy of the Post-Effective Amendment will be provided by separate transmittal to expedite your review. On behalf of the company, we hope the Post-Effective Amendment No. 3 addresses the concerns raised by the staff in their comment letter. Please call me at (913) 234-7417 if you have any questions or would like to discuss this matter.

Sincerely,POLSINELLI SHALTON WELTE SUELTHAUS PC

/s/ William M. Schutte

William M. Schutte

cc: AT&S Holdings, Inc. John Stickel, Attorney Advisor, Securities and Exchange Commission (via fax (202)-772-9202)